TRANSPORT CORPORATION OF AMERICA, INC.
1715 Yankee Doodle Road
Eagan, MN 55121

October 17, 2002

Mr. Jeffrey P. Vandercook
3668 Ashbury Road
Eagan, MN 55122

Dear Jeff:

        This letter describes the agreement by and among you and Transport America regarding (a) your termination as Vice President of Operations at Transport Corporation of America, Inc., and (b) your release of any claims you may have against Transport America. You have also agreed to certain confidentiality restrictions that are reflected in this letter as well. The term “Transport America” as used in this Agreement means Transport Corporation of America, Inc., its subsidiaries and respective officers and directors.

        If, after reading this letter, you feel there is any discrepancy between our conversations and the content of this letter, please contact Karen Vesovich, Director of Human Resources.

    1.        Departure from Employment. The parties agree that your employment relationship with Transport America shall end effective October 17, 2002 (the “departure date”), and that, except for payment by Transport America to you of compensation in the aggregate sum of $16,983.03 (less applicable withholding) for 328.60 hours of earned and unused vacation time and personal leave, Transport America will stop all salary and other compensation payments to you as of the departure date subject only to the provisions of this Agreement.

    2.        Severance Benefits. Although neither Transport America nor you are obligated to each other beyond your termination and departure on the departure date, you have agreed to comply with certain restrictions and Transport America has offered to provide you with the following benefits:

    A.        Severance Payments. In consideration for the promises made in this Agreement, and subject to any rescission of this Agreement as provided later in this Agreement, Transport America will pay you each week, for a period of twenty-six (26) weeks, an amount equal to your weekly salary that was in effect as of your departure date, ($2067.30) less applicable taxes and withholding and less up to thirty-five dollars ($35) per week to be withheld as payment for your portion of the premium costs of elected benefits under Section 2B of this Agreement. If you execute this Agreement and do not rescind it within the rescission periods provided for later in this Agreement, then the weekly severance payments will accrue as of the departure date and will be paid to you upon the receipt by

Transport America of the Exhibit to this Agreement, signed and dated by you. Subsequent weekly severance payments will be paid thereafter, when due. You expressly acknowledge that these are payments to which you are not otherwise entitled except as a term of this Agreement.

    B.        Continuation Of Benefits. As further consideration for the promises in this Agreement, and subject to any rescission of this Agreement as provided later in this Agreement, should you elect to continue to participate in those medical, dental and/or life insurance benefits you were participating in as of your departure date as provided for by COBRA, Transport America, will continue to pay the same portion of your premium cost of participating in the elected benefits for a period of twenty-six (26) weeks, or until the date on which you become covered under another plan, whichever occurs first, as such portion was paid by Transport America during the period of your employment. You acknowledge that these payments by Transport America are not payments to which you are otherwise entitled except upon execution of this Agreement. For this period, you will be responsible for the portion of the premium payments not paid for by Transport America. For any periods of time that you may elect to continue coverage after the period referred to above, you will be responsible for the entire premium cost of the continuing coverage subject only to your rights under COBRA. You will retain at all times the right to elect not to continue your participation in the group health insurance benefits and the right to discontinue your participation as provided for under COBRA by providing appropriate notice to Transport America. Except as expressly provided for in this paragraph, all benefits will be discontinued immediately upon the departure date. All contributions to your 401(k) Retirement Plan will cease, but this in no way affects your rights under the Plan.

    C.        Outplacement Support Services. Transport America will provide you with Outplacement Support Services through Employers Association, Inc., located at 9805 45th Avenue North, Plymouth, Minnesota 55442, for a period of thirty (30) days totaling $975.

3. Severance Consideration. In consideration for the payments and benefits set forth above, you agree as follows:

    A.        Confidentiality of this Agreement. You agree that the terms of this Agreement are, and shall remain, confidential and that you will not, either directly or indirectly, disclose either the terms or the fact of this Agreement to any person other than your attorney, your accountant, tax advisor, or spouse, or as may be required by either judicial or administrative order. You expressly agree not to disclose the terms of this Agreement to any employees or former employees of Transport America.

    B.        Confidential Information. You agree at all times to use all reasonable means to keep Confidential Information secret and confidential. You shall not at any time use, disclose, duplicate, record, or in any other manner reproduce in whole or in part any Confidential Information, except as necessary to determine compliance with your obligations under this Agreement so long as such disclosure is not to a competitor of Transport America.

You shall not at any time render services to any person or entity if providing such services would require or likely result in using or disclosing Confidential Information. You acknowledge that use or disclosure of any of Transport America’s confidential or proprietary information in violation of this Agreement would have a materially detrimental effect upon Transport America, the monetary loss from which would be difficult, if not impossible, to measure. You agree that should you breach the confidentiality restrictions of this Agreement, Transport America will be entitled to seek injunctive relief and specific enforcement of this Agreement.

For purposes of this Agreement, “Confidential Information” shall mean any information that is not generally known by Transport America’s competitors or the general public. Subject to the foregoing, Confidential Information includes, but is not limited to, data of any type that was created by you in the course of your employment by Transport America; data or conclusions or opinions formed by you in the course of employment; manuals; trade secrets; methods, procedures, or techniques pertaining to the core business of Transport America; specifications; systems; price lists; marketing plans; sales or service analyses; financial information; customer names or customer specific information; supplier names; employee names and personnel information; research and development data; diagrams; drawings; videotapes, audiotapes, or computerized media used as training regimens; and notes, memoranda, notebooks, and records or documents that were created or used by you in the course of employment with Transport America. Confidential Information does not include information that you can demonstrate by reliable, corroborated documentary evidence (1) is generally available to the public, (2) became generally available to the public through no act or failure to act by you, or (3) relates to a business or service not provided by Transport America on or before October 17, 2002.

C.	Return of Property. You will return any Transport America property in your possession and all copies thereof, including but not limited to all office equipment, keys, documents, hardware and software and specifically including any Confidential Information.

D.	Release Of Claims. In consideration of the terms and conditions set forth in this Agreement, you, your heirs, legal representatives, successors and assigns hereby forever release and discharge Transport America, and its officers, directors, agents and employees, as well as the successors and assigns of each from any and all manner of actions, causes of actions, individual or class action claims or demands of every kind whatsoever, whether known, suspected or unknown in law or in equity, and however originating or existing to the date hereof including, but not limited to, all claims or potential claims arising out of state or federal law specifically including, but not limited to, any claims under the Age Discrimination in Employment Act, 29 U.S.C. § 621, et seq., Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Minnesota Human Rights Act, or any other applicable laws including, but not limited to, any claims arising out of the acts or statements of any of Transport America’s officers, directors, agents or employees or the terms and conditions of your employment by Transport America or the ending of that employment relationship.

You expressly understand and agree that, by signing this Agreement, you give up all claims of every kind, whether you know about them now or not, that you may have against Transport America as of the date of this Agreement.

    4.        Consideration Period. You understand and acknowledge that you have an opportunity to consult with an attorney of your choosing prior to executing this Agreement. You acknowledge that you are entitled to take up to 21 days to consider the terms of this Agreement, and to discuss them with your attorney, before signing it although you are free to sign the Agreement at any time during the 21 day consideration period if you wish to do so.

    5.        Rescission Period. You understand and acknowledge that to the extent this Agreement acts to release any and all claims you may have under the Age Discrimination in Employment Act you have the right to rescind this Agreement within seven (7) calendar days of signing it. You further understand that to the extent this Agreement acts to release any and all claims you may have under the Minnesota Human Rights Act you have the right to rescind this Agreement within fifteen (15) calendar days of signing it. To be effective, any rescission by you must be in writing and delivered to Transport America, in the care of the Director of Human Resources, Karen Vesovich, either by hand or by mail within the appropriate period. If sent by mail, the rescission must be:

a.	Postmarked within the applicable 7 or 15 day period;

b.	Properly addressed to Transport Corporation of America, Inc., attention: Karen Vesovich, Director of Human Resources, 1715 Yankee Doodle Road, Eagan, MN 55121; and

c.	Sent by certified mail, return receipt requested.

        If you rescind this Agreement, all of Transport America’s obligations to you under this Agreement will immediately cease, Transport America will owe you no amounts or benefits hereunder. If you rescind this Agreement, you further agree to reimburse us for any payments heretofore made to you pursuant to Section 2 of this Agreement.

    6.        General Terms. This Agreement may be executed in counterparts, each of which when executed and delivered, shall constitute one and the same instrument. This Agreement shall not in any way be construed as an admission of liability by Transport America or as an admission that we have acted wrongfully with respect to you. We specifically deny and disclaim any such liability or wrongful acts. In the event that any provision of this Agreement is found to be illegal or unenforceable, such provision will be severed or modified to the extent necessary to make it enforceable, and as so severed or modified, the remainder of this Agreement shall remain in full force and effect. No change or modification of this Agreement shall be valid unless in writing and signed by you and Transport America.

        This Agreement sets forth the entire agreement between you and Transport America and fully supersedes any prior agreements, contracts or understandings between you and Transport America. You may not assign any of your rights or delegate any of your duties or obligations under this Agreement. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, without reference to its conflict of law provisions.

        If this letter accurately reflects our understanding and agreement, please sign the original, copy the document, and return the original to me. The copy is for your file.

        We sincerely appreciate your services to Transport America and its affiliates and wish you well in new endeavors.

Very truly yours,

TRANSPORT CORPORATION OF AMERICA, INC.

By:       /s/ Michael J. Paxton
      Michael J. Paxton, Chairman, President and CEO

Read and agreed to, with declarations confirmed,
this _____ day of ____________, 2002

      /s/ Jeffrey P. Vandercook
Jeffrey P. Vandercook